May 25, 2006

82-230

Dear Sirs,

We extend our sincere appreciation for your kind attention being given to our company.

We are pleased to send you herewith the Notice of Resolution of the 55th Ordinary General Meeting of Shareholders (Translation).

SUPPL

06013914

Yours faithfully,

Hiroo Monden

Hiroo Monden
Divisional Manager
Corporate Management
Division
The Daiei, Inc.

dlw 6/2

(TRANSLATION)

May 25, 2006

To our shareholders:

NOTICE OF RESOLUTION OF THE 55TH ORDINARY GENERAL MEETING OF SHAREHOLDERS OF THE DAIEI, INC.

Notice is hereby given that the following was reported and adopted at the 55th Ordinary General Meeting of Shareholders held on May 25, 2006:

ITEMS TO REPORT

No.1: Business report, the non-consolidated balance sheet and the non-consolidated statement of income for the 55th term (from March 1, 2005 to February 28, 2006).

This item was reported.

No.2: Consolidated balance sheet, consolidated statement of income and reports of independent auditors and corporate auditors for the 55th term (from March 1, 2005 to February 28, 2006)

This item was reported.

ITEMS FOR RESOLUTION

No.1: Matter concerning the approval of the "Proposal of Disposition of Deficit" for the 55th term.

This item was approved and passed as proposed.
We regret to announce that it was decided to suspend the dividend for the term.

No.2: Matter concerning the approval of the "Merger with Orange Estate, INC., Shibuya Twenty One Co., Ltd., Urayasu Chuuou Kaihatsu, Inc., Sannomiya Chuuou Kaihatsu, Inc., San Sougou Kaihatsu, Inc., Shinmatsudo Chuuou Kaihatsu, Inc., Central Cold Chain, Inc., Chifune Kousan, Inc., Tomio Chuuou Kaihatsu, Inc., The Dream Kousan, Inc. and Daiei Leasing Company Co., Ltd."

This item was approved and passed as proposed.

No.3: Matter concerning the partial amendment to the Article of Corporation

This item was approved and passed as proposed.

(TRANSLATION)

No.4: Matter concerning the election of eight Directors of the Board

This item was approved and passed as proposed.
Fumiko HAYASHI, Yasuyuki HIGUCHI, Yoshiaki TAKAHASHI, Keiji NAKAMAE, Hikaru MINAMI, Toshihiko AIZAWA, Shoichiro OONISHI and Masahiro MATSUOKA were elected as the Director of the Board and they assumed the positions accordingly.
The directors, Shoichiro OONISHI and Masahiro MATSUOKA are outside director stipulated on item 15 of Article 2 of the Corporation Code of Japan.

No.5: Matter concerning the election of one Corporate Auditor

This item was approved and passed as proposed.
Tatsuhiko HAMAMOTO was elected as the Corporate Auditor and he assumed the position accordingly.
The Corporate Auditor, Tatsuhiko HAMAMOTO is outside corporate auditor stipulated on item 16 of Article 2 of the Corporation Code of Japan.

Yours very truly,

Yasuyuki Higuchi
Representative Director
The Daiei, Inc.
4-1-1 Minatojima Nakamachi,
Chuo-ku, Kobe, Hyogo 650-0046
JAPAN